UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Cavitation Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14964W104

(CUSIP Number)

Igor Gorodnitsky

10019 Canoga Avenue

Chatsworth, CA 91311

(818) 718-0905

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2012; May 13, 2013; October 10, 2013; August 28, 2014;

January 13, 2017; April 4, 2018; December 26, 2019; May 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1. Names of Reporting Persons.
Igor Gorodnitsky

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
Personal Funds
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
20,250,000 (1)

8. Shared Voting Power

9. Sole Dispositive Power
20,250,000

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
20,250,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.5%
14. Type of Reporting Person
Individual

(1) The 20,250,000 consists of 5,000,000 shares of common stock and 15,250,000 warrants to purchase the same number of shares of common stock. On March 11, 2013, Reporting Person filed a SEC Form 4 filed with the SEC in which he reported that, as of December 18, 2012, he owned 17,323,475 shares and 4,250,000 warrants. On May 13, 2013, Reporting Person received 2,000,000 immediately exercisable warrants at the strike price of $0.03 with the expiration date of May 13, 2023. On October 10, 2013, Reporting Person received 3,000,000 immediately exercisable warrants at the strike price of $0.045 with the expiration date of October 10, 2023. On August 28, 2014, Reporting Person transferred 8,000,000 shares of common stock to his ex-wife as part of a divorce settlement. On January 13, 2017, Reporting Person received 3,000,000 immediately exercisable warrants at the strike price of $0.03 with the expiration date of January 13, 2027. On April 4, 2018, Reporting Person gifted 4,323,475 shares of common stock to his daughter. On December 26, 2019, Reporting Person received 3,000,000 immediately exercisable warrants at the strike price of $0.03 with the expiration date of December 26, 2029. On May 18, 2020, several of Reporting Person’s warrants were cancelled and reissued with later expiration dates, but there was no change to the number of shares beneficially owned by Reporting Person.

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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common shares of Cavitation Technologies, Inc. (the “Company”). The address of the principal executive office of the Company is 10019 Canoga Avenue, Chatsworth, CA 91311.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Igor Gorodnitsky, a natural person. Mr. Gorodnitsky’s business address is 10019 Canoga Avenue, Chatsworth, CA 91311.

Mr. Gorodnitsky is the founder, Principal Executive Officer, President, Secretary, and a director of the Company. The principal business address of the Company is 10019 Canoga Avenue, Chatsworth, CA 91311.

During the last five years, Mr. Gorodnitsky has not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

Mr. Gorodnitsky is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 11, 2013, Mr. Gorodnitsky filed a SEC Form 4 filed with the SEC in which he reported that, as of December 18, 2012, he owned 17,323,475 shares of common stock and 4,250,000 warrants expiring on December 18, 2022.

Mr. Gorodnitsky’s changes in ownership of derivative securities are summarized as follows. On May 13, 2013, Mr. Gorodnitsky received 2,000,000 immediately exercisable warrants at the strike price of $0.03 with the expiration date of May 13, 2023. On October 10, 2013, Mr. Gorodnitsky received 3,000,000 immediately exercisable warrants at the strike price of $0.045 with the expiration date of October 10, 2023. On January 13, 2017, Mr. Gorodnitsky received 3,000,000 immediately exercisable warrants at the strike price of $0.03 with the expiration date of January 13, 2027. On December 26, 2019, Mr. Gorodnitsky received 3,000,000 immediately exercisable warrants wat the strike price of $0.03 with the expiration date of December 26, 2029. On May 18, 2020, those warrants expiring on October 10, 2023, May 13, 2023, and December 18, 2022 were cancelled and reissued with the expiration date of May 18, 2030. Mr. Gorodnitsky received all warrants as officer compensation.

Mr. Gorodnitsky has transferred common stock on two occasions. Mr. Gorodnitsky’s changes in ownership of common stock are summarized as follows. On August 28, 2014, Mr. Gorodnitsky transferred 8,000,000 shares of common stock to his ex-wife as part of a divorce settlement. On April 4, 2018, Mr. Gorodnitsky transferred 4,323,475 shares of common stock to his daughter as a gift.

As of the date of this filing, Mr. Gorodnitsky is the beneficial owner of 20,250,000 shares, consisting of 5,000,000 shares of common stock and 15,250,000 warrants to purchase the same number of shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Gorodnitsky is the founder of the Company and currently serves as Principal Executive Officer, President, Secretary, and a director of the Company. The warrants were granted to him as officer compensation and are being held for investment purposes.

Mr. Gorodnitsky from time to time intends to review his investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s shares in particular, as well as other developments and other investment opportunities. Based upon such review, he will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If Mr. Gorodnitsky believes that further investment in the Company is attractive, whether because of the market price of shares or otherwise, he may acquire shares of common stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, he may determine to dispose of some or all of his shares currently owned or otherwise acquired either in the open market or in privately negotiated transactions.

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Except as set forth in this Schedule 13D, Mr. Gorodnitsky has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Mr. Gorodnitsky beneficially owns 20,250,000 shares of common stock. Of this total, 5,000,000 are non-derivative shares of common stock directly owned by Mr. Gorodnitsky. In addition, Mr. Gorodnitsky, directly owns derivative securities (namely, warrants) entitling him to acquire within 60 days 15,250,000 shares of common stock (collectively, the “Immediately Convertible Derivative Securities”). Mr. Gorodnitsky has the sole power to direct these Immediately Convertible Derivative Securities and the 5,000,000 non-derivative shares of common stock.

In total, Mr. Gorodnitsky beneficially owns approximately 9.5% of the Company’s outstanding shares of common stock. The beneficial ownership percentage was calculated by dividing (a) 20,250,000 by (b) the sum of the Immediately Convertible Derivative Securities and the 196,997,906 shares of common stock outstanding as of October 5, 2020, as set forth in the Company’s Form 10-K for the fiscal year ended June 30, 2020, filed with the Securities and Exchange Commission (“SEC”) on October 13, 2020.

(c) For information regarding the transactions within the past 60 days and prior to the filing of this Schedule 13D, see Item 3 above. For Mr. Gorodnitsky’s transactions, see Forms 3, 4, and 5 filed with the SEC by Mr. Gorodnitsky.

(d) Except as described herein, no other person is known by Mr. Gorodnitsky to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by him.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as identified herein, Mr. Gorodnitsky does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2020

Date

/s/ Igor Gorodnitsky

Signature

Igor Gorodnitsky

Igor Gorodnitsky, Individually

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